February 14, 2017

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attn:       Shelley Parratt, Acting Director
Division of Corporation Finance

Re:          Pazoo, Inc.
Withdrawal of Registration Statement on Form S-1
Filed February 13, 2015 (and Amended on:
3/2/15; 3/4/15; 7/14/15; 9/9/2015; 9/22/2015; & 10/1/2015)
File No. 333-202070

Dear Ms. Parratt:

On behalf Pazoo, Inc., a Nevada corporation ("Company"), we hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended ("Securities Act"), that the Registration Statement on Form S-1, together with all exhibits and amendments thereto (File No. 333-202070), as initially filed with the Securities and Exchange Commission ("Commission") on February 13, 2015 ("Registration Statement") be withdrawn effective immediately. The Company is seeking withdrawal of the Registration Statement because of unfavorable market conditions. The Registration Statement has not been declared effective and none of the Company's securities has been sold pursuant to the Registration Statement.

23 Vreeland Rd, Suite 110, Florham Park NJ 07932	Direct: 973-884-0136	www.pazoo.com

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement ("Order") effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to Wolfgang Heimerl, Esq. of the Heimerl Law Firm, via email at Wolfgang@HeimerlLawFirm.com or via facsimile at (908) 470-0201.

The Company also advises the Commission pursuant to Rule 477(c) of the Securities Act that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

Should you have any questions regarding this request for withdrawal, please contact Wolfgang Heimerl of Heimerl Law Firm by telephone at (908) 470-0200.

Please feel free to e-mail me at David@pazoo.com with any further communications.

Yours sincerely,

/s/ David Cunic

Chief Executive Officer

23 Vreeland Rd, Suite 110, Florham Park NJ 07932	Direct: 973-884-0136	www.pazoo.com